Exhibit 4

AGREEMENT

This agreement (this “Agreement”) constitutes the agreement between Autodesk, Inc., a Delaware corporation (the “Company”), and each of the entities listed as an “Investor” on the signature pages hereto (each, an “Investor” and, collectively, the “Investors”), with respect to the matters set forth below.

1.

(a)	Prior to the execution of this Agreement, the Board of Directors of the Company (the “Board”) has duly adopted a resolution, effective as of the date hereof, to increase the size of the Board from ten (10) directors to thirteen (13) directors and has taken all necessary action to appoint each of Scott Ferguson, Rick Hill and Jeff Clarke (the “Investor Nominees”) as a director of the Company to hold office effective as of the first business day following the date hereof.

(b)	In connection with the 2016 annual meeting of stockholders of the Company (the “2016 Annual Meeting”) and the 2017 annual meeting of stockholders of the Company (the “2017 Annual Meeting”), the Company will (i) nominate each of the Investor Nominees and not more than eight (8) other individuals (together with the Investor Nominees, the “Nominees”) for election as a director of the Company, (ii) recommend that the Company’s stockholders vote in favor of the election of each of the Nominees, (iii) use reasonable best efforts to cause the election of the Investor Nominees (including supporting the Investor Nominees for election in a manner no less rigorous than the manner in which the Company supports all other Nominees), and (iv) solicit proxies for each of the Nominees, and cause all Voting Securities represented by proxies granted to it (or any of its officers, directors or representatives) to be voted in favor of each of the Nominees; provided, that (x) the Restricted Period remains in effect and (y) (i) in the case of the 2016 Annual Meeting, the terms of Section 1(d) below are satisfied and (ii) in the case of the 2017 Annual Meeting, the Minimum Ownership Obligations have been satisfied at all times after the date of this Agreement.

(c)

Notwithstanding the foregoing, if at any time following the date of the 2016 Annual Meeting the Investors, together with all of their respective Affiliates, cease collectively to beneficially own at least 6,541,294 shares of Common Stock, $.01 par value, of the Company (the “Common Stock”) and Sachem Head Capital Management LP, Uncas GP LLC and Sachem Head GP LLC, together with all of its respective Affiliates (the “Sachem Head Group”), cease collectively to beneficially own at least 6,445,000 shares of Common Stock (such threshold beneficial ownership percentages, collectively, the “Minimum Ownership Obligations”), in each case subject to equitable adjustment if any change in the outstanding shares of Common Stock shall occur as a result of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution is declared (“Equitable

Adjustment”), Scott Ferguson shall immediately tender his resignation from the Board and any committee of the Board on which he then sits. During the Restricted Period, the Investors agree to promptly notify the Company in the event their beneficial ownership is below the applicable Minimum Ownership Obligation.

(d)	From the date hereof until the 2016 Annual Meeting, the Investors, together with all of their respective Affiliates, shall maintain beneficial ownership of at least 11,774,329 shares of Common Stock subject to Equitable Adjustment.

(e)	Concurrently with the execution of this Agreement, Scott Ferguson has executed and delivered to the Company an irrevocable resignation letter, substantially in the form attached hereto as Exhibit A, pursuant to which Scott Ferguson shall resign from the Board and any committee of the Board on which he sits (i) in accordance with the Corporate Governance Guidelines of the Company regarding majority voting in director elections and (ii) if at any time the Minimum Ownership Obligations have not been satisfied. Concurrently with the execution of this Agreement, each of Rick Hill and Jeff Clarke has executed and delivered irrevocable resignation letters to the Company, substantially in the form attached hereto as Exhibit B, pursuant to which each of Rick Hill and Jeff Clarke shall resign from the Board and any committee of the Board on which he sits (i) in accordance with the Corporate Governance Guidelines of the Company regarding majority voting in director elections and (ii) if Scott Ferguson resigns from the Board other than (x) in circumstances in which the Sachem Head Group is entitled to designate a replacement for Scott Ferguson pursuant to Section 1(i) of the Sachem Head Agreement or (y) if Scott Ferguson resigns from the Board due to the Minimum Ownership Obligations not being satisfied; provided, however, that the Board may elect, at its sole option, not to accept such resignation of Rick Hill and/or Jeff Clarke.

(f)	Concurrently with the execution of this Agreement, each of the Investor Nominees shall have delivered an executed consent to be named as a nominee in the Company’s proxy statement for the 2016 Annual Meeting and to serve as a director if elected.

(g)	In the event a majority of the Board determines in good faith that an Investor Nominee who is a director of the Company has failed to materially comply with all policies and guidelines of the Board, any committees thereof or the Company applicable to Board members, the Investors will use their commercially reasonable efforts to cause such director to resign from the Board and the Sachem Head Group shall be entitled to designate a replacement pursuant to Section 1(i) of the Sachem Head Agreement. In the event such director refuses to resign, the Company may remove such director from his or her committee assignments and will not be obligated to nominate such director for the 2017 Annual Meeting pursuant to Section 1(b). The Investors acknowledge that the Investor Nominees shall be required to recuse himself or herself from any Board or Committee deliberations to the extent that his or her participation in such discussions would pose a conflict of interest.

(h)	Each of the Investor Nominees shall at all times while such Investor Nominee is a director of the Company be entitled to all of the rights and privileges of the other directors of the Company, including indemnification by the Company, D&O insurance, and the opportunity to participate in all meetings and major decisions of the Board, subject to the Company’s existing conflicts of interest policy. All of the directors of the Company, including the Investor Nominees, shall be entitled to reasonable access to management-level documents, reports, financial statements and other data and reasonable access to senior management and other employees, as applicable, to discuss such documents, reports, financial statements and other data.

(i)	Any individual that becomes a replacement director pursuant to Section 1(i) of the Sachem Head Agreement shall be deemed an Investor Nominee for all purposes under this Agreement.

(j)	At all times prior to the 2016 Annual Meeting, the size of the Board will not exceed thirteen (13) directors. During the Restricted Period and following the completion of the 2016 Annual Meeting until the 2017 Annual Meeting, the size of the Board of Directors will not exceed eleven (11) directors.

2.	The Company agrees that promptly following the appointment of Scott Ferguson as a director of the Company until the Expiration Date, provided that, and only for so long as the Minimum Ownership Obligations are satisfied, and Scott Ferguson meets the applicable independence and other requirements of the Exchange Act, the rules and regulations of the SEC and the Listing Rules of the NASDAQ Global Select Market (or such other securities exchange on which the Common Stock shall be principally listed or traded),

(a)	Scott Ferguson shall serve as a member of the Compensation & Human Resources Committee of the Board; and

(b)	Scott Ferguson shall be offered the chair position for any new committee of the Board that is formed to address matters arising out of the purview of the charter of the Compensation & Human Resources Committee of the Board.

Assuming the accuracy of Scott Ferguson’s D&O questionnaire in all material respects, the Board has determined that, as of the date hereof, Scott Ferguson satisfies all such independence and other requirements of the Exchange Act, the rules and regulations of the SEC and the Listing Rules of the NASDAQ Global Select Market.

3.	The Company agrees that immediately following the completion of the 2016 Annual Meeting until the Expiration Date, provided that, and only for so long as the Minimum Ownership Obligations are satisfied, and subject to Section 2 above, unless required by law, the requirements of the Exchange Act, the rules and regulations of the SEC and the Listing Rules of the NASDAQ Global Select Market (or such other securities exchange on which the Common Stock shall be principally listed or traded),

(a)	the Compensation & Human Resources Committee of the Board shall consist of Scott Ferguson, Mary McDowell and Stacy Smith, with Mary McDowell remaining the chairperson of such committee; and

(b)	the size and composition of the Compensation & Human Resources Committee of the Board will not be changed without the unanimous approval of all three members of such committee prior to the 2017 Annual Meeting;

provided, however, that (i) the Investors acknowledge that if Scott Ferguson is unable or unwilling to serve as a director of the Company then the Sachem Head Group shall be entitled to designate a replacement who is reasonably acceptable to the Board and who meets the qualification and membership requirements pursuant to the Sachem Head Agreement and (ii) if either Mary McDowell or Stacy Smith is unable or unwilling to serve as a director of the Company then the Company shall be entitled to designate as his or her replacement an individual who meets the qualification and membership requirements set forth in Section 2 above, who is reasonably acceptable to the Investor Nominees; provided further, that in the case of any such designated replacement under clauses (i) and (ii) the Company shall take all necessary action to implement the foregoing as promptly as practicable.

4.	The Company agrees that upon the appointment of Rick Hill as a director of the Company and his election at the 2016 Annual Meeting until the Expiration Date, provided that, and only for so long as Rick Hill meets the applicable independence and other requirements of the Exchange Act, the rules and regulations of the SEC and the Listing Rules of the NASDAQ Global Select Market (or such other securities exchange on which the Common Stock shall be principally listed or traded), Rick Hill shall serve as a member of the Corporate Governance & Nominating Committee of the Board; provided, that the Investors acknowledge that if Rick Hill is unable or unwilling to serve as a director of the Company then the Sachem Head Group shall be entitled to designate a replacement pursuant to the Sachem Head Agreement. Assuming the accuracy of Rick Hill’s D&O questionnaire in all material respects, the Board has determined that, as of the date hereof, Rick Hill satisfies all such independence and other requirements of the Exchange Act, the rules and regulations of the SEC and the Listing Rules of the NASDAQ Global Select Market.

5.

The Company agrees that upon the appointment of Jeff Clarke as a director of the Company and the earlier of (i) the business day following the filing of the Company’s Annual Report on Form 10-K for the year ended January 31, 2016, and (ii) his election at the 2016 Annual Meeting, until the Expiration Date, provided that, and only for so long as Jeff Clarke meets the applicable independence and other requirements of the Exchange Act, the rules and regulations of the SEC and the Listing Rules of the NASDAQ Global Select Market (or such other securities exchange on which the Common Stock shall be principally listed or traded), Jeff Clarke shall serve as a member of the Audit Committee of the Board; provided, that the Investors acknowledge that if Jeff Clarke is unable or unwilling to serve as a director of the Company then the Sachem Head Group shall be entitled to designate a replacement pursuant to the Sachem Head Agreement. Assuming the accuracy of Jeff Clarke’s D&O questionnaire in all material respects, the Board has determined that, as of the date hereof, Jeff Clarke satisfies all such independence and other requirements of the Exchange Act, the rules and regulations of the SEC and the Listing Rules of the NASDAQ Global Select Market.

6.	So long as the Restricted Period remains in effect, the Company shall not establish an executive committee of the Board without the approval of two out of the three Investor Nominees.

7.	Prior to the completion of the 2017 Annual Meeting, unless required by applicable law the Board will not, and will not take any action to cause the stockholders of the Company to, amend the Company’s consent solicitation process set forth in the Company’s amended and restated bylaws currently in effect.

8.	The parties hereto have prepared a press release (the “Joint Press Release”), a copy of which is attached as Exhibit C. No party shall make any public statements inconsistent with the Joint Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other parties. The Company acknowledges that the Investors intend to file this Agreement as an exhibit to an amendment to their filing on Schedule 13D. The Investors shall give the Company a reasonable opportunity to review such Schedule 13D amendment in advance and shall consider in good faith any changes requested by the Company to the foregoing amendment.

9.	From the date of this Agreement to the Expiration Date (the “Restricted Period”), at any meeting of the stockholders of the Company (or in connection with any action by written consent) in which (or through which) action will be taken with respect to the election or removal of directors, the Investors will cause the shares of Common Stock over which they have the right to vote or direct the voting to be present for quorum purposes and voted (or consent to be given (if applicable)) (i) in favor of all Nominees recommended by the Board, (ii) against any nominees for director not recommended by the Board, and (iii) against any proposals to remove any director. In addition, during the Restricted Period, none of the Investors shall, and each Investor shall cause its respective Affiliates and its and their respective principals, directors, general partners, officers, employees, and agents and representatives acting on its behalf not to, in any way, directly or indirectly (it being understood and agreed that the following restrictions shall not apply (x) to any private discussions between representatives of the Investors, on the one hand, and any director or member of the Company management, on the other hand and (y) as expressly permitted by this Agreement):

(a)

engage in any “solicitation” (as such term is used in the proxy rules of the SEC) of proxies or consents with respect to the election or removal of directors or any other matter or proposal or in any referendum (whether binding or otherwise) of stockholders of the Company or become a “participant” (as such term is used in the proxy rules of the SEC) in any such solicitation of proxies or consents or in any such referendum other than at the Board’s direction, or knowingly encourage, assist, advise or influence any other person with respect to the giving or withholding of any proxy, consent or other authority in any such solicitation of proxies, consents or other authority or any such referendum other than consistent with the Board’s recommendation in connection with such matter, or publicly disclose how it intends to vote or act on any such matter; provided, however, that any Investor may publicly disclose how it intends to vote (i) on any Extraordinary Transaction (as defined below) which has already been publicly announced by or on behalf of the Company or (ii) in any proxy solicitation or referendum if and to the extent required by applicable subpoena, legal process, other legal requirement (except for such requirement that arises as a result of the actions of the Investors otherwise in violation of this Section 9 or as a result of the actions of the Sachem Head Group otherwise in violation of Section 9 of the Sachem Head Agreement);

(b)	form or join or in any way participate in any a “group” as defined pursuant to Section 13(d) of the Exchange Act, with respect to any Voting Securities, other than solely with the Investors and their Affiliates; which, for the avoidance of doubt, shall not include the Sachem Head Group;

(c)	acquire, or offer, seek or agree to acquire, by purchase or otherwise, or direct any third party in the acquisition of, any Voting Securities or assets, or rights or options to acquire any Voting Securities or assets, of the Company or engage in any swap or hedging transactions (other than cash-only settled swaps) or other derivative agreements of any nature with respect to Voting Securities, if such acquisition or transaction would result in the Investors, having beneficial ownership of, or economic exposure to, more than 7% of the voting power of the Voting Securities (excluding, for the avoidance of doubt, any economic exposure resulting from cash-only settled swaps);

(d)	effect or seek to effect, whether alone or in concert with others, any equity tender offer, equity exchange offer, or a merger or business combination which would result in a change of control of the Company, recapitalization, liquidation, dissolution or extraordinary transaction involving the Company or a majority of its securities or a majority of its assets (each, an “Extraordinary Transaction”) (it being understood that the foregoing shall not restrict the Investors from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as other stockholders of the Company, or from participating in any such transaction that has been approved by the Board);

(e)	enter into a voting trust, arrangement or agreement or subject any Voting Securities to any voting trust, arrangement or agreement, in each case other than solely with other Affiliates of one or both of the Investors, with respect to Voting Securities now or hereafter owned by them;

(f)	(i) seek, alone or in concert with others, election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board or (ii) seek, alone or in concert with others, the removal of any member of the Board;

(g)	institute any litigation against the Company, its directors or its officers, make any “books and records” demands against the Company or make application or demand to a court or other person for an inspection, investigation or examination of the Company or its subsidiaries or Affiliates (whether pursuant to Section 220 of the Delaware General Corporation Law or otherwise); provided, that nothing shall prevent the Investors from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against the Investors, (C) exercising statutory appraisal rights; provided further, that the foregoing shall also not prevent the Investors from responding to or complying with a validly issued legal process or (D) making any claim as a shareholder in connection with any class action proceeding brought by a named plaintiff other than any of the Investors;

(h)	(i) enter into or maintain any economic, compensatory, pecuniary or other arrangements with any Investor Nominee or any successor thereto that depend, directly or indirectly, on the performance of the Company or its stock price, or (ii) enter into or maintain any economic, compensatory, pecuniary or other arrangements with any other director or nominees for director of the Company;

(i)	advise, assist, intentionally encourage or seek to persuade any third party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing;

(j)	make any request or submit any proposal to amend or waive any of the terms of this Agreement, in each case which would reasonably be expected to result in a public announcement or public disclosure of such request or proposal;

(k)	other than in sale transactions in which the identity of the purchaser is not known, sell or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, in excess of 1% of the outstanding shares of Common Stock or any derivatives relating to Common Stock to any third party that either (i) has filed a Schedule 13D with respect to the Company or (ii) has run (or publicly announced an intention to run) a proxy contest or consent solicitation with respect to another company in the past three years (but, in the case of this clause (ii), only if the Investor knows, after reasonable inquiry, that the third party has, or will as a result of the transaction have, beneficial ownership of more than 5% of the Common Stock); or

(l)

alone or in concert with others, make any proposal or request that constitutes: (i) advising, controlling, changing or influencing the Board or management of the Company, including any plans or proposals to change the number or term of directors or (except as provided in Section 1 above) to fill any vacancies on the Board, (ii) any material change in the capitalization or dividend policy of the Company or (iii) any other material change in the Company’s executive management, business, corporate strategy or corporate structure, except in each case for (w) inadvertent disclosure in a non-public context, (x) in connection with private discussions with limited partners or shareholders of the Investors or their Affiliates, (y) in connection with private discussions between the Investors and the Sachem Head Group or (z) statements that are consistent with the Joint Press Release.

10.	During the Restricted Period, the Company and the Investors shall each refrain from making, and shall cause their respective Affiliates and Associates and its and their respective principals, directors, stockholders, members, general partners, officers and employees not to make, any public statement or announcement that constitutes an ad hominem attack on, or that otherwise disparages, impugns or is reasonably likely to damage the reputation of, (a) in the case of statements or announcements by any of the Investors, the Company or any of its Affiliates or subsidiaries or any of its or their respective officers or directors or any person who has served as an officer or director of the Company or any of its Affiliates or subsidiaries, or (b) in the case of statements or announcements by the Company, the Investors and the Investors’ advisors, their respective employees or any person who has served as an employee of the Investors and the Investors’ advisors. The foregoing shall not restrict the ability of any person to (i) comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over the party from whom information is sought or (ii) make private statements to directors of the Board or employees of the Company in a manner in which public dissemination of such statements would not be reasonably anticipated. Notwithstanding the foregoing, nothing herein shall prevent the Investors from making public or private statements regarding any Extraordinary Transaction which has already been publicly announced by or in respect of the Company.

11.

As used in this Agreement, the term (a) “person” shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (b) “Affiliate” and “Associate” shall have the meanings set forth in Rule 12b-2 promulgated under the Exchange Act; provided, that neither “Affiliate” nor “Associate” shall include any entity whose equity securities are registered under the Exchange Act (or are publicly traded in a foreign jurisdiction), solely by reason of the fact that a principal of an Investor serves as a member of its board of directors or similar governing body, unless such Investor otherwise controls such entity (as the term “control” is defined in Rule 12b-2 promulgated by the SEC under the Exchange Act) and no entity shall be an Associate solely by reason of clause (1) of the definition of Associate in Rule 12b-2 if it is not otherwise an Affiliate; (d) “Voting Securities” shall mean the shares of the Common Stock and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies; (e) “business day” shall mean any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of San Francisco is closed; (f) “beneficially own”, “beneficially owned” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act; (g) “Expiration Date” means the date that is the later of (i) September 30, 2016, and (ii) the earlier of (x) the first date on which both (A) Scott Ferguson (or his replacement pursuant to Section 3 of the Sachem Head Agreement) shall no longer be serving as a director of the Company (other than as a result of the Minimum Ownership Obligations not being satisfied) and (B) the Sachem Head Group has delivered to the Company a written notice of their permanent election not to further exercise the Sachem Head Group’s right to designate a successor for Scott Ferguson pursuant to Section 1(i) of the Sachem Head Agreement (which, for the avoidance of doubt, the Sachem Head Group shall have no obligation to deliver at any time); and (y) thirty (30) days prior to the last date pursuant to which stockholder nominations for director elections are permitted pursuant to the Company’s bylaws with respect to the 2018 annual meeting of the stockholders of the Company; (h) “Sachem Head Agreement” means the agreement being entered into by the Company with Sachem Head Capital Management LP, Uncas GP LLC and Sachem Head GP LLC, substantially concurrently with the execution of this Agreement; (i) “Exchange Act” means the Securities Exchange Act of 1934, as amended; and (j) (“SEC”) means the U.S. Securities and Exchange Commission.

12.	The provisions of this Agreement may be terminated by the non-breaching party in the event of a material breach by the other party of any of the terms of this Agreement; provided, however, that the non-breaching party shall first provide written notice to the breaching party of the facts and circumstances giving rise to such breach, after which the breaching party shall have five (5) business days from the receipt of such notice to fully cure such breach. Any termination of this Agreement as provided herein will be without prejudice to the rights of any party arising out of the breach by the other party of any provision of this Agreement.

13.	Each of the Investors, jointly and severally, represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of such Investor, enforceable against it in accordance with its terms; (b) the Investors’ most recent filings on Schedule 13D (as amended prior to the date hereof) set forth all Voting Securities beneficially owned by any of the Investors or their Affiliates; (c) except as disclosed in the Investors’ most recent filings on Schedule 13D (as amended prior to the date hereof) (including the Schedule 13D filed on November 16, 2015), none of the Investors nor any of their Affiliates is a party to any swap or hedging transactions or other derivative agreements of any nature with respect to the Voting Securities; and (d) except as previously disclosed in writing to the Company, none of the Investors has entered into or maintains any economic, compensatory, pecuniary or other arrangements with any Investor Nominee.

14.

The Company represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; (b) does not require the approval of the stockholders of the Company; (c) does not and will not violate any law, any order of any court or other agency of government, the Company’s Certificate of Incorporation or bylaws, each as amended from time to time, or any provision of any agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument; and (d) neither the Company nor any of its directors, officers or other representatives have provided to the Investors any non-public information in violation of any fiduciary or other duty of confidentiality.

15.	The Company and the Investors each acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach hereof, (a) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages; (b) the breaching party will not plead in defense thereto that there would be an adequate remedy at law; and (c) the breaching party agrees to waive any applicable right or requirement that a bond be posted by the non-breaching party. Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

16.	Each party will bear its own costs, fees and expenses in connection with this Agreement.

17.	This Agreement and the exhibits hereto constitute the only agreement between the Investors and the Company with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment or transfer requiring consent without such consent shall be void. No amendment, modification, supplement or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the parties affected thereby, and then only in the specific instance and for the specific purpose stated therein. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

18.

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

19.	This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. Each of the Investors and the Company (a) irrevocably and unconditionally consents to the personal jurisdiction and venue of the federal or state courts located in Wilmington, Delaware; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than the such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum. The parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 21 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof. Each of the parties, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right that such party may have to a trial by jury in any litigation based upon or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any course of conduct, dealing, statements (whether oral or written), or actions of any of them. No party shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

20.	This Agreement is solely for the benefit of the parties and is not enforceable by any other person. The Company acknowledges and agrees that all of the directors of the Company shall be express third party beneficiaries of and shall be entitled to rely upon Section 1(h).

21.	All notices, consents, requests, instructions, approvals and other communications provided for herein, and all legal process in regard hereto, will be in writing and will be deemed validly given, made or served when delivered in person, by electronic mail, by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) as follows:

If to the Company to:

Autodesk, Inc.

111 McInnis Parkway

San Rafael, California 94903

Attention: Pascal Di Fronzo

Email: pascal.di.fronzo@autodesk.com

Facsimile: (415) 507-6126

If to the Investors:

Eminence Capital, LP

65 East 55th Street, 25th Floor

New York, New York 10022

Attention: Paul Kenny, General Counsel

Email: pk@eminencecapital.com

Facsimile: (212) 418-2150

At any time, any party may, by notice given in accordance with this paragraph to the other parties, provide updated information for notices hereunder.

22.	Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

23.	This Agreement may be executed by the parties in separate counterparts (including by fax, .jpeg, .gif, .bmp and .pdf), each of which when so executed shall be an original, but all such counterparts shall together constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf as of this 10th day of March, 2016.

AUTODESK, INC.

By:	/s/ Crawford W. Beveridge
Name: Crawford W. Beveridge
Title: Director, Chairman

Accepted and agreed to as of the date first written above:

INVESTORS:

EMINENCE CAPITAL, LP

By:	/s/ Ricky C. Sandler
Name:	Ricky C. Sandler
Title:	CEO

EMINENCE GP, LLC

By:	/s/ Ricky C. Sandler
Name:	Ricky C. Sandler
Title:	Managing Member

Exhibit A

Board of Directors

Autodesk, Inc.

111 McInnis Parkway

San Rafael, CA 94903

Attention:	Chairman of the Board of Directors
Chairman of the Corporate Governance and Nominating Committee

Re:	Resignation

Ladies and Gentlemen:

In accordance with the Corporate Governance Guidelines of Autodesk, Inc. (the “Corporation”) regarding majority voting in director elections, I hereby tender my resignation as a director of the Corporation, provided that this resignation shall be effective only in the event that (i) I fail to receive a sufficient number of votes for reelection at the next meeting of the stockholders of the Corporation at which my seat on the Board of Directors of the Corporation (the “Board”) will be subject to election (the “Applicable Stockholders’ Meeting”) and (ii) the Board accepts this resignation following my failure to be reelected at the Applicable Stockholders’ Meeting.

If I am reelected at the Applicable Stockholders’ Meeting, this resignation will be deemed withdrawn upon my reelection. However, if I am not reelected at the Applicable Stockholders’ Meeting, this resignation will remain in effect following such meeting but will be deemed withdrawn if and when the Board decides not to accept this resignation. This resignation may not be withdrawn by me at any time other than as set forth in this paragraph.

In addition, I hereby irrevocably resign from my position as a director of the Corporation and from any and all committees of the Board on which I serve; provided that this resignation shall be effective if (i) at any time the Minimum Ownership Obligations have not been satisfied pursuant to the Agreement, dated March 10, 2016, between Autodesk, Inc. and the Investors (as defined therein) first occur and (ii) the Board accepts this resignation.

Sincerely,

Scott Ferguson

Exhibit B

Board of Directors

Autodesk, Inc.

111 McInnis Parkway

San Rafael, CA 94903

Attention:	Chairman of the Board of Directors
Chairman of the Corporate Governance and Nominating Committee

Re:	Resignation

Ladies and Gentlemen:

In accordance with the Corporate Governance Guidelines of Autodesk, Inc. (the “Corporation”) regarding majority voting in director elections, I hereby tender my resignation as a director of the Corporation, provided that this resignation shall be effective only in the event that (i) I fail to receive a sufficient number of votes for reelection at the next meeting of the stockholders of the Corporation at which my seat on the Board of Directors of the Corporation (the “Board”) will be subject to election (the “Applicable Stockholders’ Meeting”) and (ii) the Board accepts this resignation following my failure to be reelected at the Applicable Stockholders’ Meeting.

If I am reelected at the Applicable Stockholders’ Meeting, this resignation will be deemed withdrawn upon my reelection. However, if I am not reelected at the Applicable Stockholders’ Meeting, this resignation will remain in effect following such meeting but will be deemed withdrawn if and when the Board decides not to accept this resignation. This resignation may not be withdrawn by me at any time other than as set forth in this paragraph.

In addition, I hereby irrevocably resign from my position as a director of the Corporation and from any and all committees of the Board on which I serve, provided that this resignation shall be effective only in the event that (i) Scott Ferguson resigns from the Board other than (x) in circumstances in which the Investors are entitled to designate a replacement pursuant to Section 1(i) of the Agreement, dated March 10, 2016, between Autodesk, Inc., Sachem Head Capital Management LP and the other Investors (as defined therein) or (y) if Scott Ferguson resigns from the Board due to the Minimum Ownership Obligations (as defined therein) not being satisfied and (ii) the Board accepts this resignation.

Sincerely,

[Rick Hill]/[Jeff Clarke]

Exhibit C

PRESS RELEASE

Contact: Noah Cole, 415-580-3535

Email: noah.cole@autodesk.com

Autodesk Appoints New Directors

Scott Ferguson, Rick Hill and Jeff Clarke to Join Board of Directors; Additional Independent Directors Expand Technology, Financial and Governance Expertise

SAN RAFAEL, Calif., March 11, 2016 — Autodesk, Inc. (NASDAQ: ADSK) today announced that it has reached settlement agreements with each of Sachem Head Capital Management LP (“Sachem Head”) and Eminence Capital, LP (“Eminence”) and Autodesk has appointed Scott Ferguson, Rick Hill and Jeff Clarke to its Board of Directors.

“We welcome Scott, Rick, and Jeff to the board, who bring considerable expertise in technology, finance and governance for the benefit of the company and its shareholders,” said Crawford W. Beveridge, non-executive chairman of Autodesk’s Board of Directors. “Our entire board and management team are focused on pursuing a well-defined strategic plan and business model transition that we believe are the best way to drive growth and deliver value to our shareholders and customers alike. We are pleased with the progress we have made to date and look forward to continuing the effort with the addition of our new directors.”

Scott Ferguson, managing partner of Sachem Head, will serve as a director and a member of the Board’s Compensation & Human Resources Committee. Rick Hill, chairman of the board of Tessera Technologies, Inc., will serve as a director and a member of the Board’s Corporate Governance & Nominating Committee. Jeff Clarke, chief executive officer of Kodak, will serve as a director and a member of the Board’s Audit Committee.

“I am extremely excited to join the board of directors of Autodesk. The actions taken by the company are evidence that there is a strong alignment between the current board and shareholders on a path forward that will drive long-term shareholder value,” Ferguson said. “I look forward to working with the full board to help the Company achieve its potential.”

Ricky Sandler, chief executive officer of Eminence, said, “We are pleased to have reached a constructive agreement with the board and are confident that the addition of these directors will help create significant value for all shareholders. As committed long-term investors we strongly support Autodesk’s business model transition and move to the cloud.”

The company’s Board of Directors will initially include 13 directors upon the appointment of Ferguson, Hill and Clarke, but will be reduced to 11 directors following the 2016 annual meeting where two current Board members will not stand for re-election. Pursuant to the settlement agreements, Sachem Head and Eminence Capital have agreed to certain standstill and voting provisions.

The complete settlement agreements entered into by the company and each of Sachem Head Capital and Eminence Capital will be included as an exhibit to a Current Report on Form 8-K filed with the Securities and Exchange Commission.

About Scott Ferguson

Scott Ferguson is the Managing Partner and Portfolio Manager of Sachem Head. Prior to founding Sachem Head, he spent nine years as a Partner at Pershing Square Capital Management, where he joined as the firm’s first investment professional. Prior to Pershing Square, Scott earned an M.B.A. from Harvard Business School in 2003 and worked at American Industrial Partners and McKinsey & Company. Scott graduated from Stanford University with an A.B. in Public Policy in 1996. Scott serves on the Leadership Council of the Robin Hood Foundation, and the Boards of the Henry Street Settlement and Episcopal Charities, two social service agencies based in New York.

About Rick Hill

Richard S. Hill currently serves as Chairman of the Board of Directors of Tessera Technologies, Inc. and as a member of the Boards of Directors of Arrow Electronics, Inc., and Cabot Microelectronics Corporation. He served as Tessera’s Interim Chief Executive Officer from April 2013 until May 2013. He previously served as the Chief Executive Officer and member of the Board of Directors of Novellus Systems Inc., until its acquisition for more than $3 billion by Lam Research Corporation in June 2012. During his nearly 20 years leading Novellus Systems, Rick grew annual revenues from approximately $100 million to over $1 billion. Before joining Novellus in 1993, Rick spent 12 years with Tektronix Corporation and also worked in a variety of engineering and management positions with General Electric, Motorola and Hughes Aircraft Company. He received a B.S. in Bioengineering from the University of Illinois in Chicago and an M.B.A. from Syracuse University.

About Jeff Clarke

Jeff Clarke is the Chief Executive Officer and a member of the Board of Directors of Kodak. Prior to joining Kodak, Jeff was a Managing Partner of Augusta Columbia Capital (ACC), a private investment firm he co-founded in 2012. From 2012 to 2014, he was the Chairman of Travelport, Inc., a private, travel technology firm, where he served as CEO from 2006 to 2011, after leading its sale from Cendant Corporation to the Blackstone Group for $4.3 billion in 2006. Prior to that, Jeff was the Chief Operating Officer of CA, Inc., an enterprise software company, Executive Vice President of Global Operations at HP, and Chief Financial Officer of Compaq Computer. Jeff has served on the Board of Directors of Red Hat, Inc. since 2008, and also served as a director of the Compuware Corporation from 2013 to 2014. He served as Chairman of Orbitz Worldwide, a global online travel agency, from 2007 to 2014. Jeff earned an MBA from Northeastern University, where he serves as a Trustee. He holds a B.A. in Economics from SUNY Geneseo.

About Autodesk

Autodesk helps people imagine, design and create a better world. Everyone—from design professionals, engineers and architects to digital artists, students and hobbyists—uses Autodesk software to unlock their creativity and solve important challenges. For more information visit autodesk.com or follow @autodesk.

Safe Harbor Statement

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ significantly from those projected, particularly with respect to the appointments of Messrs. Ferguson, Hill and Clarke to the Board of Directors and the impact of these changes on Autodesk, Inc. (the “Company”). Material factors that may cause results to differ from the statements made include the impact of management and organizational changes; our ability to execute on our business model transition, including the transition of product offerings to subscription and cloud-based offerings; the implementation and results of any strategic plans as well as our ongoing strategic and cost initiatives; market or industry conditions; our ability to compete with new or existing competitors; our long-term financial goals; the impact of our restructuring; our strategies, market and products positions, and performance; failure to maintain our revenue growth and profitability; failure to successfully manage transitions to new business models and markets; difficulty in predicting revenue from new businesses and the potential impact on our financial results from changes in our business models; general market, political, economic and business conditions; the impact of non-cash charges on our financial results; fluctuation in foreign currency exchange rates; the success of our foreign currency hedging program; failure to maintain cost reductions or otherwise control our expenses; our performance in particular geographies; difficulties encountered in integrating new or acquired businesses and technologies; the inability to identify and realize the anticipated benefits of acquisitions; the financial and business condition of our reseller and distribution channels; dependence on and the timing of large transactions; the Company’s ability to successfully complete and integrate acquisitions of businesses; the risk of loss of, or decreases in production orders from, customers of acquired businesses; financial and regulatory risks associated with the international nature of the Company’s businesses; failure of the Company’s products to achieve technological feasibility or profitability; failure to successfully commercialize the Company’s products; and changes in demand for the products of the Company’s customers.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this release. The Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended January 31, 2015 and Form 10-Q for the quarter ended October 31, 2015, include more information about factors that could affect the Company’s business and financial results. The Company assumes no obligation to update information contained in this press release. Although this release may remain available on the Company’s website or elsewhere, its continued availability does not indicate that the Company is reaffirming or confirming any of the information contained herein.

Autodesk is a registered trademark of Autodesk, Inc., and/or its subsidiaries and/or affiliates in the USA and/or other countries. All other brand names, product names or trademarks belong to their respective holders. Autodesk reserves the right to alter product and services offerings, and specifications and pricing at any time without notice, and is not responsible for typographical or graphical errors that may appear in this document.

© 2016 Autodesk, Inc. All rights reserved.